Filed Pursuant to Rule 433
Dated June 14, 2006
Registration Statement No. 333-132414
FREE WRITING PROSPECTUS DATED JUNE 14, 2006
6,000,000 Shares of Common Stock
Golfsmith International Holdings, Inc.
          This free writing prospectus relates only to the securities described above and should be read together with the preliminary prospectus dated June 1, 2006, included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-132414) relating to these securities. The most recent Registration Statement (including a prospectus) can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1202273/000095012306007286/y17936a3sv1za.htm. The following information supplements and updates the information contained in the preliminary prospectus.
          On June 14, 2006, we priced our initial public offering of 6,000,000 shares of common stock at a price of $11.50 per share. We estimate that we will receive net proceeds from the offering of $61.2 million ($70.8 million if the underwriters exercise their overallotment option in full), after deducting the underwriting discount and estimated offering expenses payable by us.
          The net proceeds that we will receive from the offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the preliminary prospectus based on the assumed initial offering price per share. As a result, we expect to borrow additional amounts under our new senior secured credit facility (which, on a pro forma basis as of April 1, 2006, would have been an additional $19.5 million, for total borrowings of $41.2 million) in order to have funds sufficient to repay the indebtedness under our existing senior secured credit facility, redeem our outstanding 8.375% senior secured notes and pay the transaction fees and expenses related to the offering and the new senior secured credit facility as intended. We estimate that the transaction fees and expenses will be approximately $1.5 million lower than set forth in the preliminary prospectus based on the assumed initial public offering price.
          Based on the actual initial public offering price of $11.50 per share and after giving pro forma effect to the transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Statements” in the preliminary prospectus as if these transactions occurred on April 1, 2006, for balance sheet purposes, and January 2, 2005, for income statement purposes:

•	as of April 1, 2006, our pro forma working capital, total debt and total stockholder’s equity would have been ($13.1 million), $41.2 million and $100.9 million, respectively;

•	for the year ended December 31, 2005, our pro forma interest expense would have been $3.8 million, and our pro forma net income would have been $11.6 million; and

•	for the three months ended April 1, 2006, our pro forma interest expense would have been $1.0 million, and our pro forma net income would have been $1.4 million.
* * *
          The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR in the SEC Web site at www.sec.gov. Alternatively, the underwriters for the offering will arrange to send you the prospectus if you request by calling (212) 449-1000 or (212) 552-5164.